SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 ------------

                                   FORM 6-K
                                 ------------

                           REPORT OF FOREIGN ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                        Commission File Number 1-15194


                              dated March 11, 2002


                    COMPANHIA DE BEBIDAS DAS AMERICAS-AMBEV
            (Exact Name of Registrant as Specified in its Charter)

                        AMERICAN BEVERAGE COMPANY-AMBEV
                (Translation of Registrant's Name into English)

          Avenida Maria Coelho Aguiar, 215, Bloco F, 6(o) andar
                        05804-900 Sao Paulo, SP, Brazil
                   (Address of principal executive offices)


  Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

         Form 20-F  [X]             Form 40-F  [ ]

  Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes  [ ]                           No  [X]


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                                  SIGNATURES

  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date: March 11, 2002


                           COMPANHIA DE BEBIDAS DAS AMERICAS-AMBEV



                               By: [Luis Felipe P. Dutra Leite]

                            -------------------------------------
                              Name:  Luis Felipe P. Dutra Leite
                    Title: Chief Financial Officer and Investor Relations

                             CAUTIONARY STATEMENT
                     REGARDING FORWARD-LOOKING INFORMATION

Statements contained in this press release may contain information, which is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, and the implementation of the measures required under AmBev's performance agreement entered into with the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Economica -
CADE) are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

                    COMPANHIA DE BEBIDAS DAS AMERICAS - AMBEV

                            CNPJ # 02.808.708/0001-07
                              NIRE # 35.300.157.770



Minutes of the Meeting of the Board of Directors of Companhia de Bebidas das Americas - AMBEV ("Company"), held on March 11, 2002, drawn up as a summary.


1. Date, time and venue of the meeting: March 11, 2002, at 6 pm (Brazil time) , in the Company's headquarters, on Av. Maria Coelho Aguiar, 215, bloco F, 6th floor, City and State of Sao Paulo.

2.      Attendance: All members of the Board of Directors.

3.      Board: Chairman of the Meeting: Victorio Carlos de Marchi
               Secretary: Luis Felipe Pedreira Dutra Leite

4.      Deliberations:

a) To approve the end of the Shares' Buyback Program, issued by the company on February 1, 2002, for surpassing the financial limit of R$ 230,000,000.00 (two hundred and thirty million reais) set on that date.

b) To approve, in compliance with Article 25, "u", of the Company's by-laws, article 30,ss.1(0), "b", of Law # 6,404/76, and CVM Instruction # 10/80 and its subsequent changes, the buyback of shares issued by the Company to be cancelled, within the next 60 (sixty) days, limited to 64,547,697 common shares and 879,642,001 preferred shares, corresponding to 1.73% and 4.10% of each type of share in the market, respectively. Currently, AmBev's float is comprised of 3,732,239,787 common shares and 21,436,212,193 preferred shares. The resources to be used in the buyback program will be provided from AmBev's revenue reserves account of the consolidated balance sheet as of December 31, 2001, up to the amount of R$ 200,000,000.00 (two hundred million reais), according to articles 7 and 12, of CVM Instruction # 10/80. The operation will be carried out by one or more of the following brokers: Deutsche Bank - Corretora de Valores S/A, based on Rua Alexandre Dumas, 2200, 2nd floor, Sao Paulo; Santander Brasil S/A CCVM, based on Rua Amador Bueno, 474, Bloco C, 3rd floor, Sao Paulo; Bradesco S/A CTVM, based on Av. Ipiranga, 282, 11th floor, Sao Paulo; Itau Corretora de Valores S/A, based on Rua Boa Vista, 185, 4th floor, Sao Paulo; Chase Fleming S/A CCVM, based on Av. Brigadeiro Faria Lima, 3729, 11th through 15th floors, Sao Paulo; and Merrill Lynch SA CTVM, based on Av. Paulista, 37, 3rd floor, Sao Paulo.

c) To authorize the issuance of put options linked to shares issued by the Company, for cancellation, in compliance with CVM Instructions # 290/98 and 291/98, to be carried out within the next 60 (sixty) days, limited to 64,547,697 common shares and 879,642,001 preferred shares, corresponding, respectively, to 1.73% and to 4.10% of each type of floating shares, being the volume of floating shares issued by the Company as shown above in item "b". The issuance of put options approved at this time must observe 2 conditions: (i) the volume of put options issued multiplied by their respective strike price and the aggregated amount paid for the acquisition of the shares according to item "b" above will not surpass, as a whole, the amount approved for this program stated in the "b" item above; (ii) the volume of put options issued multiplied by their respective strike price will not exceed 30% of revenue and capital reserves, as of the last available balance sheet, being observed the other limits and exceptions stated in article 2 of CVM Instruction # 290/98, for that purpose, if necessary, the amount of R$ 200 million, mentioned in the previous item "b", will be reduced;
        (iii) the amount of shares to be kept in treasury will not surpass the equivalent to 10% of each floating share type, in compliance with article 3 of CVM Instruction 10/80, modified by CVM Instruction 268/97. The financial institutions that will act as intermediaries for the operation referred to in this deliberation are the same brokers mentioned in item "b" above.

Closing:Having no further issues, these minutes referring to this meeting have been drawn up, and later read and approved unanimously by the Board Members and signed by all. Signatures: MARCEL HERRMANN TELLES, VICTORIO CARLOS DE MARCHI, JORGE PAULO LEMANN, CARLOS ALBERTO DA VEIGA SICUPIRA, JOSE HEITOR ATTILIO GRACIOSO, ROBERTO HERBSTER GUSMAO, JOSE DE MAIO PEREIRA DA SILVA and LUIS FELIPE PEDREIRA DUTRA LEITE - secretary.


                      Free Translation of Original Minutes

                           Sao Paulo, March 11, 2002.




                            Victorio Carlos de Marchi

                      Co-Chairman of the Board of Directors